Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@CEMEX.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@CEMEX.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@CEMEX.com

CEMEX ANNOUNCES PRICING OF €650 MILLION

OF SENIOR SECURED NOTES

MONTERREY, MEXICO, NOVEMBER 28, 2017—CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the pricing of €650 million of its 2.750% Senior Secured Notes due 2024 denominated in Euros (the “Notes”).

The Notes will bear interest at an annual rate of 2.750% and mature on December 5, 2024. The Notes will be issued at a price of 100.000% of face value and will be callable commencing on December 5, 2020. The closing of the offering is expected to occur on December 5, 2017, subject to satisfaction of customary closing conditions.

CEMEX intends to use the net proceeds from the offering of the Notes to fund the redemption of all or a portion of (i) U.S.$610,660,000 outstanding aggregate principal amount of the 6.500% Senior Secured Notes due 2019 issued by CEMEX on August 12, 2013 and/or (ii) €400,000,000 outstanding aggregate principal amount of the 4.750% Senior Secured Notes due 2022 issued by CEMEX on September 11, 2014, and the remainder, if any, for general corporate purposes, including to repay other indebtedness, all in accordance with CEMEX’s facilities agreement, dated as of July 19, 2017 (the “2017 Credit Agreement”), entered into with several financial institutions. Pending such application, proceeds may also be applied to temporarily reduce amounts outstanding under the revolving credit facility tranche of the 2017 Credit Agreement or short-term bilateral facilities.

The Notes will share in the collateral pledged for the benefit of the lenders under the 2017 Credit Agreement and other secured obligations having the benefit of such collateral, and will be guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., Cemex Asia B.V., CEMEX Finance LLC, CEMEX Corp., Cemex Egyptian Investments B.V., CEMEX France Gestion (S.A.S.), Cemex Research Group AG and CEMEX UK.

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of CEMEX in any transaction.

The Notes and the guarantees thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes are being offered only to qualified institutional buyers pursuant to Rule 144A and outside the United States pursuant to Regulation S, both as promulgated under the Securities Act.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES), MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR CNBV), AND THEREFORE MAY NOT BE OFFERED OR SOLD PUBLICLY IN MEXICO, EXCEPT THAT THE NOTES MAY BE OFFERED AND SOLD IN MEXICO, PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH IN ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES), TO INSTITUTIONAL AND QUALIFIED INVESTORS AS DEFINED UNDER MEXICAN LAW AND RULES THEREUNDER. UPON THE

ISSUANCE OF THE NOTES, WE WILL NOTIFY THE CNBV OF THE ISSUANCE OF THE NOTES, INCLUDING THE PRINCIPAL CHARACTERISTICS OF THE NOTES AND THE OFFERING OF THE NOTES OUTSIDE MEXICO. SUCH NOTICE WILL BE SUBMITTED TO THE CNBV TO COMPLY WITH ARTICLE 7, SECOND PARAGRAPH OF THE MEXICAN SECURITIES MARKET LAW AND FOR STATISTICAL AND INFORMATION PURPOSES ONLY, AND THE DELIVERY TO AND THE RECEIPT BY THE CNBV OF SUCH NOTICE, DOES NOT CONSTITUTE OR IMPLY ANY CERTIFICATION AS TO THE INVESTMENT QUALITY OF THE NOTES OR OF OUR SOLVENCY, LIQUIDITY OR CREDIT QUALITY OR THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET FORTH IN DOCUMENTS USED FOR THE OFFERING. THE INFORMATION CONTAINED IN THE DOCUMENTS USED FOR THE OFFERING OF THE NOTES IS THE EXCLUSIVE RESPONSIBILITY OF CEMEX AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.